OMB APPROVAL

OMB Number:	3235-0167
Expires:	October 31, 2007
Estimated average burden hours per response	1.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-123226-01

DaimlerChrysler Auto Trust 2005-B

(Exact name of registrant as specified in its charter)

1011 Centre Road, Suite 200 Wilmington, Delaware 19805    (212) 250-2894

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.75% Asset Backed Notes, Class A-2
4.04% Asset Backed Notes, Class A-3
4.20% Asset Backed Notes, Class A-4
4.42% Asset Backed Notes, Class B

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:	3.75% Asset Backed Notes, Class A-2: 21 Holders 4.04% Asset Backed Notes, Class A-3: 43 Holders 4.20% Asset Backed Notes, Class A-4:24 Holders 4.42% Asset Backed Notes, Class B: 3 Holders

     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 30, 2006	By:	/s/ B. C. Babbish B. C. Babbish, Assistant Secretary, Daimler Chrysler Financial Services Americas LLC, Servicer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.